UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Four Seasons Hotels Inc.

(Name of Issuer)

Limited Voting Shares

(Title of Class of Securities)

35100E104

(CUSIP Number)

Christopher E. Austin, Esq. Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Laurie Smiley, Esq. Irene Song, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35100E104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,850*
	8	SHARED VOTING POWER 1,984,150*
	9	SOLE DISPOSITIVE POWER 715,850*
	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* All Limited Voting Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Limited Voting Shares held by Cascade. In addition, Mr. Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by Cascade, the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melinda French Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,984,150*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bill & Melinda Gates Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,984,150*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,850
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 715,850
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Limited Voting Shares of Four Seasons Hotels Inc. (the “Issuer”), a Canadian corporation. The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada A6 M3C 2K8.

Item 2.	Identity and Background.

(a)           This Statement is being filed jointly by William H. Gates III, Melinda French Gates, Bill & Melinda Gates Foundation (the “Foundation”) and Cascade Investment, L.L.C. (“Cascade”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.” Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Foundation or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose.

(b)-(c)    William H. Gates III, a natural person, is Chairman of the Board of Microsoft Corporation. Mr. Gates is the sole member of Cascade and a Co-Trustee of the Foundation. The address of his principal office and principal place of business is One Microsoft Way, Redmond, WA 98052.

Melinda French Gates, a natural person, is Co-Trustee of the Foundation. The address of her principal office and principal place of business as a Co-Trustee of the Foundation is 1551 Eastlake Avenue E., Seattle, WA 98102.

The Foundation is a charitable trust under the laws of the State of Washington. The Foundation’s mission is to reduce inequities and improve lives around the world. In developing countries, it focuses on improving health, reducing extreme poverty, and increasing access to technology in public libraries. In the United States, the Foundation seeks to ensure that all people have access to a great education and to technology in public libraries. In its local region, the Foundation focuses on improving the lives of low-income families. The address of the Foundation’s principal place of business and principal office is 1551 Eastlake Avenue E., Seattle, WA 98102.

The trustees of the Foundation are set forth in Exhibit 99.1, which is attached hereto and incorporated herein by reference.

Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, WA 98033.

The executive officers and persons controlling Cascade are set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d)-(e)    During the last five years, neither the Reporting Persons nor any person named in Exhibits 99.1 or 99.2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. and Mrs. Gates are citizens of the United States of America.

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Item 3.	Source and Amounts of Funds.

Mr. Gates holds 715,850 Limited Voting Shares of the Issuer through Cascade. These Limited Voting Shares were purchased using the personal funds of Mr. Gates. Neither Mr. Gates nor Cascade purchased any of the Shares with borrowed funds.

The Foundation holds 1,984,150 Limited Voting Shares of the Issuer. These Limited Voting Shares were purchased using the assets of the Foundation and no borrowed funds.

It is anticipated that the funding for the Proposal (as defined in Item 4 below) will be in the form of cash contributed by Cascade and Kingdom Hotels International (“Kingdom”) and a US$750 million loan to be obtained in connection with the proposed transaction discussed below. Cascade’s cash contribution, which is expected to be approximately US$1.2 billion, will be provided from the personal funds of Mr. Gates.

Item 4.	Purpose of Transaction.

On November 3, 2006, Cascade, Kingdom, Mr. Isadore Sharp and Triples Holdings, Ltd. (“Triples” and, together with Cascade, Kingdom and Mr. Sharp, the “Investors”) delivered a letter (the “Proposal Letter,” and the proposal set forth therein, the “Proposal”) to the Board of Directors of the Issuer in which the Investors offered to acquire all outstanding Limited Voting Shares of the Issuer (other than shares owned by Kingdom and Cascade) for a cash purchase price of US$82.00 per share. Under the terms of the Proposal Letter, the acquisition would be implemented through a shareholder approved corporate transaction. Under the Proposal, Mr. Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Issuer as Chairman of the Board and Chief Executive Officer. Each of Kingdom, Triples and Cascade would reinvest their existing equity in the Issuer, representing a total rollover of approximately US$970 million based on the proposed transaction price. In addition to this equity rollover, the transaction would be financed through a combination of (i) US$750 million new debt financing, which would be used in part to repay the existing convertible debt of the Issuer and (ii) approximately US$1.87 billion of equity (after taking into account available cash of the Issuer) that would be provided by Kingdom and Cascade (either directly or through affiliated entities). The Proposal Letter is non-binding and the transaction would be subject to customary conditions, including shareholder approval, and filings under Canadian, U.S. and other competition and other laws. The description of the terms of the Proposal Letter contained herein is a summary only and is qualified in its entirety by the terms of the Proposal Letter, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the Toronto Stock Exchange and New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Reporting Persons (other than the Foundation and Mrs. Gates) may at any time, or from time to time, acquire additional Limited Voting Shares or dispose of their Limited Voting Shares, pursue, or choose not to pursue, the Proposal; change the terms of the Proposal Letter, including the price, conditions, or scope of the proposed transaction;

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otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

The Foundation and Mrs. Gates are not parties to the Proposal Letter and are not otherwise participating in the Proposal. The Foundation currently expects to sell its Limited Voting Shares prior to, or in connection with, completion of the Proposal. The timing of any such sales will be based, among other things, on the Foundation's views of market conditions from time to time.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 2,700,000 Limited Voting Shares. Cascade directly holds 715,850 Limited Voting Shares. The Foundation directly holds 1,984,150 Limited Voting Shares. Mr. Gates and Mrs. Gates directly own no Limited Voting Shares but are deemed to have beneficial ownership of 1,984,150 Limited Voting Shares by virtue of their position as Co-Trustees of the Foundation, as explained in items 7 through 10 of the Foundation cover page. In addition, Mr. Gates is deemed to have beneficial ownership over an additional 715,850 Limited Voting Shares, by virtue of his sole ownership of Cascade.

Accordingly, the Reporting Persons may be deemed to beneficially own 8.2% of the outstanding Limited Voting Shares.

As a result of the matters described in Item 4 above, the Reporting Persons (other than the Foundation or Mrs. Gates) may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, Mr. Sharp, Triples and Kingdom.

Mr. Sharp has advised the Reporting Persons that Triples is the beneficial owner of 3,725,698 Variable Multiple Voting Shares of the Issuer, which represents 100% of the outstanding Variable Multiple Voting Shares.

Kingdom has advised the Reporting Persons that Kingdom is the beneficial owner of 7,568,504 Limited Voting Shares, which represents approximately 23% of the outstanding Limited Voting Shares.

Each Limited Voting Share entitles the holder to one vote. Each Variable Multiple Voting Share currently entitles the holder to that number of votes that results in the aggregate votes attaching to the Variable Multiple Voting Shares representing approximately 64.55% of the votes attaching to the Variable Multiple Voting Shares and the Limited Voting Shares, in the aggregate.

Accordingly, in the aggregate, the Reporting Persons (other than the Foundation and Mrs. Gates), Mr. Sharp, Triples and Kingdom beneficially own (i) 8,284,354 Limited Voting Shares, which represents approximately 25% of the outstanding Limited Voting Shares and (ii) 3,725,698 Variable Multiple Voting Shares. The aggregate voting power of the Limited Voting Shares and Variable Multiple Voting Shares beneficially owned by the Reporting Persons, Mr. Sharp and Kingdom is approximately 73% of the combined voting power of the Limited Voting Shares and Variable Multiple Voting Shares.

Each Reporting Person hereby disclaims beneficial ownership of any securities of the Issuer that may be or are beneficially owned by, among others, Mr. Sharp, Triples or Kingdom.

(b)           The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b). See also items 7 through 10 of the cover pages to this Schedule 13D for the number of Limited Voting Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct to vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           The Reporting Persons have not effected any transactions in the Limited Voting Shares during the past 60 days.

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(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Proposal and the Proposal Letter set forth in Item 4 above is incorporated herein by reference in its entirety.

On November 3, 2006, the Investors entered into a Funding and Cooperation Agreement, pursuant to which (i) the Investors agreed to submit and cooperate with respect to the Proposal, (ii) the Investors agreed to contribute a total of 8,105,032 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares of the Issuer to the acquiring entity, (iii) Cascade and Kingdom agreed to provide funds for the Proposal, (iv) the Investors agreed that all decisions regarding the Proposal shall be made jointly by Cascade and Kingdom, (v) the Investors agreed to certain governance arrangements if the transactions contemplated by the Proposal are completed, (vi) the Investors agreed to share certain expenses incurred in connection with the Proposal and (vii) the Investors agreed to not pursue an acquisition of the Issuer, other than pursuant to the Funding and Cooperation Agreement, during the term of the Funding and Cooperation Agreement and for a period of 12 months thereafter. The Funding and Cooperation Agreement is terminable on the earliest of December 31, 2006 (unless an acquisition agreement is executed and delivered on or before such date), termination of the acquisition agreement, completion of the transactions contemplated by the Proposal and notice by either Kingdom or Cascade before execution and delivery of the acquisition agreement. The description of the terms of the Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Funding and Cooperation Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Cascade entered into a letter agreement, dated June 2, 2006 (the “Confidentiality Letter Agreement”) pursuant to which Cascade agreed to certain confidentiality and related undertakings with respect to confidential information provided by the Issuer to Cascade. A copy of such letter agreement is filed as Exhibit 99.5 to this Schedule and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.
99.1	List of each Co-Trustee of the Bill & Melinda Gates Foundation.
99.2	List of each executive officer, director or person controlling Cascade Investment, L.L.C.
99.3	Proposal Letter
99.4	Funding and Cooperation Agreement
99.5	Confidentiality Letter Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006

CASCADE INVESTMENT, L.L.C.
By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

BILL & MELINDA GATES FOUNDATION
By: /s/ Michael Larson
Name: Michael Larson
Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

MELINDA FRENCH GATES
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

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JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: November 6, 2006

CASCADE INVESTMENT, L.L.C.
By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

BILL & MELINDA GATES FOUNDATION
By: /s/ Michael Larson
Name: Michael Larson
Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

MELINDA FRENCH GATES
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

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